TriCo Bancshares
                              63 Constitution Drive
                             Chico, California 95973


                                 October 1, 2009

Via EDGAR--CORRES

Hugh West
Accounting Branch Chief
U.S. Securities and Exchange Commission
Washington, D.C 20549

Mail Stop 4720

Re:    TriCo Bancshares
       Form 10-K for Fiscal Year Ended December 31, 2008
       Form 10-Q for Quarterly Period Ended June 30, 2009
       File Number 000-10611


Dear Mr. West:

We have reviewed your letter dated August 31, 2009 regarding your review of TriCo Bancshares's (the "Company") Form 10-K for December 31, 2008 and Form 10-Q for March 31, 2009 filed with the U.S. Securities and Exchange Commission (the "SEC"). In our letter to you dated September 14, 2009, we requested additional time in order to draft the enhanced disclosures you requested. We have since drafted such enhancements and present them now as set forth below.

Form 10-Q filed for the period ended June 30, 2009
---------------------------------------------------

Item 1. Financial Statements
----------------------------

Notes to Unaudited Condensed Consolidated Financial Statements
--------------------------------------------------------------

Allowance for Loan Losses, page 10
----------------------------------

1. Please revise your future filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Response: The Company will include the disclosures required by paragraph 20(a) of SFAS 114 in future filings. The Company intends to modify its disclosure beginning with its September 30, 2009 10-Q to include the following:

Loans classified as nonaccrual were classified as impaired and are included in the recorded balance of impaired loans. The Company's recorded investment in impaired loans were as follows (dollars in thousands):


                                             September 30,   December 31,  September 30,
                                               2009            2008          2008
                                            -------------------------------------------

Impaired loans with no allocated allowance                   $14,813        $12,526
Impaired loans with allocated allowance                       12,525          4,141
                                            -------------------------------------------
Total impaired loans                                         $27,338        $16,667
Allowance for loan losses                   -------------------------------------------
     allocated to impaired loans                              $5,430         $1,738
                                            ===========================================

The valuation allowance allocated to impaired loans is included in the allowance for loan losses shown above. The average recorded investment in impaired loans was $xx.x million and $xx.x million for the three and nine months ended September 30, 2009 and $xx.x million and $xx.x million for the three and nine months ended September 30, 2008. The Company recognized interest income on impaired loans of $xx.x million and $xx.x million for the three and nine months ended September 30, 2009 and $xx.x million and $xx.x million for the three and nine months ended September 30, 2008.


Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Classified Assets, page 30
--------------------------

2. We note that consumer loans (including HELOC and indirect auto loans) comprise a significant amount of your overall loan portfolio. So that a reader would have a clear understanding of how management identifies problem loans within these specific loan categories as well as the steps taken to address any potential problems, please expand your disclosure in future filings to address the following:

     o    Discuss the specific risks associated with these types of loans;

     o Discuss the processes taken by management in identifying potential problem loans;

     o Discuss the steps taken in identifying the nature and type of underlying collateral supporting these loans;

     o    Discuss  how  management   determines  the  value  of  the  underlying
          collateral (i.e. if appraisals are obtained, how often and under what circumstance);

     o Discuss how shortfalls are addressed, including the steps taken by management to address these shortfalls (i.e. include the timeframe followed); and

     o    Discuss  the  timing  when  both  initial  and  any  subsequent   loan
          charge-offs or additional loan loss provisions are recorded.

     Provide us with your proposed future disclosures.

Response: The Company will enhance its future disclosures, beginning with the Form 10-Q for the period ended September 30, 2009, to disclose how management identifies problem consumer loans and the steps that it takes to address potential problems with such loans. We expect that such future enhancements will be similar to those shown below.

Classified Assets
The Company closely monitors the markets in which it conducts its lending operations and continues its strategy to control exposure to loans with high credit risk. Asset reviews are performed using grading standards and criteria similar to those employed by bank regulatory agencies. Assets receiving lesser grades fall under the "classified assets" category, which includes all nonperforming assets and potential problem loans, and receive an elevated level of attention regarding collection.

Consumer loans, whether secured by real estate, automobiles, or other personal property or unsecured, are primarily susceptible to 2 primary risks, non-payment due to income loss or over-extension of credit, and, when borrower is unable to pay, a third risk, shortfall in collateral value. Typically non-payment is due to loss of job and will follow general economic trends in the marketplace driven primarily by rises in the unemployment rate. Loss of collateral value can be due to market demand shifts, damage to collateral itself or a combination of the two.

Problem consumer loans are generally identified by payment history of the borrower (delinquency). The Bank manages its consumer loan portfolios by monitoring delinquency and contacting borrowers to encourage repayment, suggest modifications if appropriate, and, when continued scheduled payments become unrealistic, initiate repossession or foreclosure through appropriate channels. Collateral values may be determined by appraisals obtained through Bank approved, licensed appraisers, qualified independent third parties, public value information (blue book values for autos), sales invoices, or other appropriate means. Appropriate valuations are obtained at initiation of the credit and periodically (every 3-12 months depending on collateral type) once repayment is questionable and the loan has been classified.

Once a loan becomes delinquent and repayment becomes questionable, a Bank collection officer will address collateral shortfalls with the borrower and attempt to obtain additional collateral. If this is not forthcoming and payment in full is unlikely, the Bank will estimate its probable loss, using a recent valuation as appropriate to the underlying collateral less estimated costs of sale, and charge the loan down to the estimated net realizable amount. Depending on the length of time until ultimate collection, the Bank may revalue the underlying collateral and take additional charge-offs as warranted. Revaluations may occur as often as every 3-12 months depending on the underlying collateral and volatility of values. Final charge-offs or recoveries are taken when collateral is liquidated and actual loss is known. Unpaid balances on loans after or during collection and liquidation may also be pursued through suit and attachment of wages or judgment liens on borrower's other assets

Commercial real estate loans generally fall into two categories, owner-occupied and non-owner occupied.

Loans secured by owner occupied real estate are primarily susceptible to changes in the business conditions of the related business. This may be driven by, among other things, industry changes, geographic business changes, changes in the individual fortunes of the business owner, and general economic conditions and changes in business cycles. These same risks apply to commercial loans whether secured by equipment or other personal property or unsecured. Loss in loans secured by owner occupied real estate, equipment, or other personal property generally are dictated by value of underlying collateral at the time of default and liquidation of the collateral. When default is driven by issues related specifically to the business owner, collateral values tend to provide better repayment support and may result in little or no loss. Alternatively, when default is driven by more general economic conditions, underlying collateral generally has devalued more and results in larger losses due to default.

Loans secured by non-owner occupied real estate are primarily susceptible to risks associated with swings in occupancy or vacancy and related shifts in lease rates, rental rates or room rates. Most often these shifts are a result of changes in general economic or market conditions or overbuilding and resultant over-supply. Losses are dependent on value of underlying collateral at time of default. Values are generally driven by these same factors and influenced by interest rates and required rates of return as well as changes in occupancy costs.

Construction loans, whether owner occupied or non-owner occupied commercial real estate loans or residential development loans, are not only susceptible to the related risks described above but the added risks of construction itself including cost over-runs, mismanagement of the project, or lack of demand or market changes experienced at time of completion. Again, losses are primarily related to underlying collateral value and changes therein as described above.

Problem commercial loans are generally identified by periodic review of financial information which may include financial statements, tax returns, rent rolls and payment history of the borrower (delinquency). Based on this information the Bank may decide to take any of several courses of action including demand for repayment, additional collateral or guarantors, and, when repayment becomes unlikely through Borrower's income and cash flow, repossession or foreclosure of the underlying collateral.

Collateral values may be determined by appraisals obtained through Bank approved, licensed appraisers, qualified independent third parties, public value information (blue book values for autos), sales invoices, or other appropriate means. Appropriate valuations are obtained at initiation of the credit and periodically (every 3-12 months depending on collateral type) once repayment is questionable and the loan has been classified.

Once a loan becomes delinquent and repayment becomes questionable, a Bank collection officer will address collateral shortfalls with the borrower and attempt to obtain additional collateral. If this is not forthcoming and payment in full is unlikely, the Bank will estimate its probable loss, using a recent valuation as appropriate to the underlying collateral less estimated costs of sale, and charge the loan down to the estimated net realizable amount. Depending on the length of time until ultimate collection, the Bank may revalue the underlying collateral and take additional charge-offs as warranted. Revaluations may occur as often as every 3-12 months depending on the underlying collateral and volatility of values. Final charge-offs or recoveries are taken when collateral is liquidated and actual loss is known. Unpaid balances on loans after or during collection and liquidation may also be pursued through suit and attachment of wages or judgment liens on borrower's other assets

The following is a summary of classified assets on the dates indicated:

                           At September 30, 2009         At December 31, 2008
                           ---------------------       -------------------------
                           Gross Guaranteed  Net       Gross Guaranteed   Net
                           -----------------------------------------------------
(dollars in thousands)
Classified loans:
Real estate mortgage:
     Residential                                       $3,981       -   $3,981
     Commercial                                        27,426   5,225   22,201
Consumer:
     Home equity lines                                  4,144       -    4,144
     Home equity loans                                    377       -      377
     Auto indirect                                      3,907       -    3,907
     Other consumer                                       257       -      257
Commercial                                              4,505     154    4,351
Construction:
     Residential                                           45       -       45
     Commercial                                        19,208       -   19,208
                           -----------------------------------------------------
Total classified loans                                 63,850  $5,379  $58,471
Other classified assets                                 1,185            1,185
                           -----------------------------------------------------
Total classified assets        $        $        $    $65,035  $5,379  $59,656
                           =====================================================
Allowance for loan losses/classified loans       %                        47.2%

Classified assets, net of guarantees of the U.S. Government, including its agencies and its government-sponsored agencies, increased $_____ (____%) to $_____at September 30, 2009 from $_____at December 31, 2008. The guarantees noted above are provided by various government agencies including the United States Department of Agriculture, Small Business Administration, Bureau of
Indian Affairs, Statewide Health Planning Development, California Capital Financial Development Corporation, and Safe Bidco. These guarantees range from 50% to 100% of the loan amount with the majority at 80% or higher. We consider these guarantees when considering the adequacy of the loan loss allowance.

The increase in classified loans during the third quarter was primarily due to an increases of $______ in construction loans, $_______ in home equity lines and loans, $_____ in auto indirect loans, $_______ in C & I Loans, and $_______ in Residential First D/T Loans. The $______ increase in classified construction loans was primarily the result of the addition of a $_____ lot development loan in the San Joaquin Valley, California, a $_____ land loan in the San Joaquin Valley, California, a $_____ lot development loan in the Sacramento Valley, California, and a $288,000 charge on a lot development loan in Northern California.

3. We note the continued deterioration in the credit quality of your loan portfolio during fiscal 2008 and into fiscal 2009, which has resulted in a significant increase in nonperforming loans and assets as well as significant increases in both the loan loss provision and loan charge-offs during that timeframe. So that a reader will reader will have a clear understanding of the deterioration being experienced within your loan portfolio, please revise your future filings to specifically discuss the nature, geographical location and type of loans contributing to these increases, the problems associated with the specific individual loans, the charge-offs recorded, and the triggering events which lead to both the
     charge-offs  and  the   significantly   increased  loan  loss   provisions.
     Additionally, discuss how these more recent and specific events and circumstances have been factored into and considered in the determination of the allowance for loan loss methodologies established by management. Provide us with your proposed future disclosures.

Response: The Company will enhance its future disclosures, beginning with the Form 10-Q for the period ended September 30, 2009, to provide additional disclosures concerning changes in the credit quality of the loan portfolio as requested. We expect such additional disclosure to be similar in form to the following:

Provision for Loan Losses

The Company provided $_____ for loan losses in the third quarter of 2009 versus $_____ in the third quarter of 2008. This also resulted in an $_____ increase in the allowance for loan losses from the second quarter of 2009. The provisions and addition to the allowance for loan and lease losses were primarily the result of changes in the make-up of the loan portfolio and the Bank's loss factors in reaction to increased losses in the Home Equity portfolio, the Home Mortgage portfolio, and the Construction portfolio. Management re-evaluates it's loss ratios and assumptions quarterly and makes changes as appropriate based upon, among other things, changes in loss rates experienced, collateral support for underlying loans, changes and trends in the economy, and changes in the loan mix

In the third quarter of 2009, the Company recorded $_____ of net loan charge-offs versus $______ of net loan charge-offs in the third quarter of 2008. Primary causes of the charges taken in the third quarter of 2009 were net charge-offs of $_____ in construction loans, $_____, in home equity lines and loans, $_____ in auto indirect loans, $_____ in C & I Loans, and $_____ in Residential First D/T Loans. The $_____ in charge-offs in construction loans were primarily the result of a $_____ charge taken on a lot development loan in San Joaquin Valley, California, an $_____ charge taken on a land loan in San Joaquin Valley, California, a $_____ charge on a lot development loan in Sacramento Valley, California, and a $_____ charge on a lot development loan in Northern California. Generally losses are triggered by non-performance by the borrower and calculated based on any difference between the current loan amount and the current value of the underlying collateral less any estimated costs associated with the disposition of the collateral.

4. We note your tabular presentation of classified loans and other classified assets. To enable a reader to have a clear understanding of the potential exposure within each of your lending categories, please revise the presentation to identify the level (or "grading") of classified loans and other assets by specific loan type. Provide us with your proposed future disclosures.

Response: Beginning with the Form 10-Q for the period ended September 30, 2009, the Company will enhance its tabular presentation of classified loans and assets to include levels or grades of classified loans and other assets by specific loan type. See the response to Item 2 above for example of proposed enhancement to presentation of classified loans by specific loan type.

5. Tell us supplementally and revise your disclosure in future filings, to explain the nature of the U.S. Government guarantees which are considered by the Company both in the determination of the level of nonperforming loans in the determination of the loan loss allowance.

Response: The guarantees are provided by various  government  agencies including the United States Department of Agriculture, Small Business Administration, Bureau of Indian Affairs, Statewide Health Planning Development, California Capital Financial Development Corporation, and Safe Bidco. These guarantees range from 50% to 100% of the loan amount with the majority at 80% or higher. Historically, we have disclosed the level of nonperforming loans before consideration of such guarantees (gross) and after consideration (net) of such guarantees. We consider these guarantees when considering the adequacy of the loan loss allowance. See the response to Item 2 above for example of proposed enhancement to discussion regarding loan guarantees.

Nonperforming Loans, page 30
----------------------------

6. Given the significant increase in nonaccrual loans recognized during fiscal 2008 and into fiscal 2009, and in order to give the reader a clear understanding of the problem loans, please revise the tabular presentation, in future filings, to include a detail of nonaccrual loans by loan type.

Response: Beginning with the Form 10-Q for the period ended September 30, 2009, the Company will enhance its tabular presentation of problem loans to include a detail of nonaccrual loans by loan type. We expect that the enhancement will be as follows:

Nonaccrual loans categorized by loan type were as follows:

                          At September 30, 2009         At December 31, 2008
                         -----------------------     ---------------------------
(dollars in thousands):   Gross  Guaranteed  Net      Gross  Guaranteed   Net
                         -------------------------------------------------------
Real estate mortgage:
     Residential                                     $3,189         -    $3,189
     Commercial                                       9,668     5,102     4,566
Consumer:
     Home equity lines                                2,318         -     2,318
     Home equity loans                                  122         -       122
     Auto indirect                                    2,228         -     2,228
     Other consumer                                     123         -       123
Commercial                                            2,039       154     1,885
Construction:
     Residential                                     12,483         -    12,483
     Commercial                                         424         -       424
                         -------------------------------------------------------
                                                    $32,594    $5,256   $27,338
                         =======================================================

The increase in non-performing loans during the third quarter was primarily due to a increases of $______ in construction loans, $_______ in home equity lines and loans, $_____ in auto indirect loans, $_______ in C & I Loans, and $_______ in Residential First D/T Loans. The $______ increase in non-performing construction loans was primarily the result of the addition of a $_____ lot development loan in the San Joaquin Valley, California, a $_____ land loan in the San Joaquin Valley, California, a $_____ lot development loan in the Sacramento Valley, California, and a $288,000 charge on a lot development loan in Northern California.

7. To the extent you continue to experience increase in OREO, consider disclosing a roll-forward of activity within OREO in future filings (e.g. beginning balance, additions, sales, gains or losses and impairment and ending balance).

Response: The Company will continue to monitor its level of OREO and will disclose roll-forward activity within OREO in future filings where material.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures included in its SEC filings. Additionally, the Company acknowledges that comments from the SEC's staff or changes to disclosures in response to staff comments do not foreclose the SEC from taking any action with respect to the filings. The Company will not assert staff comments from the SEC as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

We appreciate your review and insights in the Company's filings. Should you need additional information concerning the items during your review or the responses noted above, please contact me at (530) 898-0300.

Sincerely,

/s/ Thomas J. Reddish
---------------------
Thomas J. Reddish
Executive Vice President and Chief Financial Officer
TriCo Bancshaers